Exhibit 99.1

July 31st 2002

Telewest communications plc

Board change

Telewest announces that Mr Adam Singer, chief executive, will be leaving the company and has resigned as a director of the board. Mr Charles Burdick, currently the finance director, will become managing director.

Cob Stenham, chairman, said:

"Given our current financial position, the independent directors believe the company needs a different management style to take the business through its next phase."

Interim results for the period ended June 30th 2002 will be announced as planned on Thursday 1st August at 0700.



Enquiries

Telewest          John Murray / Jane Hardman         020 7299 5888

Brunswick         John Sunnucks / Sarah Tovey        020 7404 5959



Notes

Charles Burdick

Mr Burdick was appointed group finance director in February 1997. He was acting group finance director from September 1996. Prior to this he was vice president of finance and assistant treasurer at MediaOne Inc. Prior to joining MediaOne in 1990, he worked in treasury and corporate development roles at, inter alia, Time Warner and Carnation International.